File Number: 55802-47

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

October 20, 2009

DELIVERED
MAILSTOP NO. 4561

United States Securities and Exchange Commission
100F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:    Ms. Kathleen Collins, Accounting Branch Chief

Dear Sirs/Mesdames:

PNI Digital Media Inc. (formerly known as Photochannel Networks, Inc.)
Form 20-F for the Year Ended September 30, 2008
Filed on January 20, 2009
File No. 000-30148

We write on behalf of PNI Digital Media Inc. (formerly known as Photochannel Networks, Inc.) (the "Company") in response to the Staff's letter of September 9, 2009 (the "Comment Letter") signed by Ms. Kathleen Collins, Accounting Branch Chief, Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

On behalf of the Company, we are furnishing to the Commission herewith via the EDGAR system a draft Amendment No. 1 (the "Form 20-F Amendment") to the Company's annual report on Form 20-F for the year ended September 30, 2008. The Form 20-F Amendment has been redlined to show all changes from the Company's previous draft Amendment No. 1 to its annual report on Form 20-F, as furnished to the SEC via EDGAR correspondence under cover of a response letter dated August 14, 2009. This redlined copy, as well as a clean copy, of the Form 20-F Amendment will be enclosed with the couriered copy of this letter.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the redlined copy of the draft Form 20-F Amendment. The disclosure changes described below have been made in the draft Form 20-F Amendment transmitted herewith, and will be made in the actual Form 20-F Amendment when filed with the Commission. The Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Capitalized terms used herein and not defined, have the same meanings given such terms in the draft Form 20-F Amendment.

Form 20-F for the Year Ended September 30, 2008
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies, page 34

1. We note your response in prior comment 1 and your proposed revised disclosures regarding the Company's assessment and evaluation of goodwill impairment. With regards to this information, please explain further the following and revise your disclosures, as necessary, to address our comments:

    We note that goodwill is allocated to the reporting units that are expected to benefit as a direct result of the transaction using a "with or without" approach. Pursuant to paragraph 35 of SFAS 142, this approach is applied if goodwill is to be assigned to a reporting unit that has not been assigned any of the assets acquired or liabilities assumed in the acquisition, which would appear to be the Photochannel reporting unit in the Company's case. Accordingly, please explain further how you determined that the "with or without" approach was the appropriate method to use in allocating the goodwill to the Pixology reporting unit.

As noted in the Company's previous response, the Company assigned assets, liabilities and goodwill acquired in the Pixology business combination to the Company's Photochannel ("PNI") and Pixology reporting units. The identifiable assets and liabilities were assigned to each reporting unit based on the reporting unit that was expected to utilize the asset or to which the liability related. This assignment was consistent with the methods used to determine the fair values of the respective reporting units. The goodwill was assigned based on the fair value of the Pixology reporting unit and the incremental fair value to the PNI reporting unit. The Company determined the fair value of the Pixology business using a discounted cash flow valuation technique. The Company determined the incremental fair value of the PNI reporting unit using a discounted cash flow valuation technique. The expected cash flows were based on the estimated benefits to be derived by the PNI reporting unit from the identifiable net assets assigned to the reporting unit as well as the benefits from synergies resulting from the acquisition. The fair value of the business acquired (i.e. the consideration paid) was allocated to the two reporting units based on the relative fair values determined as noted above. The goodwill was determined by deducting from the consideration allocated to each reporting unit the net assets assigned to each reporting unit. The Company understands this approach would more appropriately be referred to as an acquisition method rather than a "with and without" method. The Company believes the method used by it is reasonable and supportable.

    We note that in order to determine the estimated fair value of the Photochannel reporting unit, you used the quoted market value for the Company's common stock and subtracted the fair value of the Pixology reporting unit, which was determined using the income approach. Please explain further how you applied the guidance in SFAS 142 in concluding that this was an acceptable methodology for determining the fair value of the Photochannel reporting unit and specifically tell us how you considered paragraph B155 of SFAS 142.

In preparing the Company's original response, the Company referred to the wrong working papers in making its response. The methods noted above were applied in the Company's final analysis to assign the goodwill between the two reporting units.

    We note that the Company performs an annual impairment test for goodwill on September 1 of each year. Please remove the reference to "regarding the Company's acquisition of Pixology Limited" from your discussion of the annual impairment test date as your annual goodwill testing date should refer to all goodwill and not be limited to the Pixology acquisition.

The Company agrees with the Staff's comment and has amended its disclosures as can be seen on page 34 in the attached, redlined version of the Form 20-F Amendment.

2. We note from your disclosures in Note 7 that your goodwill impairment was due, in part, to the Company's inability to sustain profitable operations on a recurring basis and the loss, subsequent to the acquisition of a number of customers. Tell us how you considered these factors in determining whether an impairment analysis for the Company's intangible assets was necessary. In this regard, explain further how you considered paragraph 8 of SFAS 144 in determining whether the software and customer relationship assets acquired from Pixology should be tested for recoverability. Also, revise your critical accounting policy disclosures to further explain how you account potential impairment of intangible assets with finite useful lives.

The factors noted in the Staff's comment were considered to be triggering events which required the Company to test long-lived assets for impairment in accordance paragraph 8 of SFAS 144.

In accordance with SFAS paragraph 10, the Company grouped the intangible assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. This resulted in intangible assets acquired in the Pixology transaction being included in three different asset groups as follows: the PhotoChannel reporting unit; the IRISS asset group which is part of the Pixology reporting unit; and the Kiosk asset group which is part of the Pixology reporting unit.

The Company completed the recoverability test by comparing the undiscounted future expected cash flows for each asset to the carrying amounts of the assets and liabilities of the respective asset group. This comparison indicated that the undiscounted cash flows exceeded carrying amounts of the respective asset groups and no further analysis was required.

In accordance with the Staff's comment, the Company has amended its critical accounting policy disclosures as indicated on page 33 in the attached, redlined version of the Form 20-F Amendment.

Liquidity and Capital Resources, page 45

3. We note from your proposed disclosure to prior comment 2 that you "expect to be able to generate positive cash flows from operations in future periods". Please note that Item 5.B.1 of Form 20-F provides for guidance on the discussion regarding a registrant's short and long-term sources of and needs for, capital. Codified FRC 501.03a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and revise to disclose this assessment by management.

The Company confirms that it has estimated that its expected cash flows provided by operating activities are expected to be sufficient to meet the Company's operating requirements for a period not less than twelve months into the future. In addition, the Company has amended its disclosures to note this fact in accordance with the Staff's comment as indicated on page 45 in the attached, redlined version of the Form 20-F Amendment.

Item 15. Controls and Procedures
Internal Control Over Financial Reporting, page 70

4. We note your response to prior comment 5 where you explain that the material weakness resulted from the Company's misapplication of generally accepted accounting principles. Please revise your disclosures to more clearly explain why the Company concluded you had a material weakness with respect to your accounting for goodwill and intangible assets as indicated in your response.

The Company's disclosures pertaining to its determination that it had a material weakness with respect to its accounting for goodwill and intangible assets have, as requested, been revised, as indicated on page 72 in the attached, redlined version of the Form 20-F Amendment.

5. We note the revised disclosure included as part of your response to prior comment 6. Please further revise your disclosures to more clearly explain the "new methodology" for allocating goodwill and intangible assets. In this regard, include details similar to those you have provided as part of your response to prior comment 5. Also, considering the material weakness resulted from the Company's failure to initially allocate goodwill and intangible assets amongst the reporting units, it is not clear why you refer to your remediation efforts as the adoption of a "new" methodology. Please consider removing this reference in your revised disclosures.

In response to the Staff's comment, the Company has provided revised disclosures on page 72 in the attached, redlined version of the Form 20-F Amendment.

Item 18. Financial Statements
Note 2. Summary of Significant Accounting Policies
(l) Revenue

6. We note the information provided in your response to prior comment 9 and believe that the information would be useful to an investor's understanding of your revenue recognition policies for transactions that involve multiple elements. In your response, provide us with your proposed disclosures and tell us what consideration you gave to including these revisions within the amended Form 20-F you intend to file.

The Company's proposed revised revenue recognition accounting policy accompanies this response letter as Schedule A hereto. The Company proposes to incorporate these amendments into its 2009 financial statements. In considering whether to amend its disclosures in the financial statements in the 2008 Form 20-F, the Company took into account that the application of its accounting policy is in accordance with GAAP, the Staff's request is simply a clarification to the wording of the Company's policy, the Company's 2009 fiscal year ended on September 30, 2009 and the Company expects to file its 2009 Form 20-F by the end of December 2009 or early January 2010.

7. We note your response to prior comment 11. Tell us the amount of funds received into designated merchant bank accounts that were controlled by you and what consideration you gave to presenting these amounts as a form of restricted cash on a separate line item of the income statement. We refer you to Rule 5-02(1) of Regulation S-X.

At September 30, 2008, an amount totalling $1,983,443 was received in Merchant Bank accounts that were controlled by the Company on behalf of customers. These amounts are not separately disclosed as restricted cash on the grounds that no legal or contractual restrictions have been placed on the funds by any of the customers for which the Company has collected them and the Company is free to control and direct these funds in any way it sees fit.

Note 22. Reconciliation to Accounting Principles Generally Accepted
in the United States of America
a) Statements of Loss and Comprehensive Loss

8. We note your response to prior comment 12. Please further explain your basis for classifying your goodwill impairment as a non-operating expense when presenting the net loss from operations under US GAAP. In this regard, it would appear that this is an operating expense as it relates to your central operations.

The Company notes the Staff's comment. The Company acknowledges that the goodwill that was impaired related to the Company's Pixology reporting unit for which the revenues and expenses are included in operating income. For the Company's primary financial statements prepared in accordance with Canadian GAAP, the Company has not reported a caption relating solely to operating income. The Company has a caption "Net loss from operations before the undernoted" which refers solely to the operating income before the other charges. Canadian GAAP and the Canadian securities regulatory authorities do not prohibit this presentation.

Further, the Company believes that due to the amount of the loss and other disclosures, the presentation adopted by the Company would not affect an investor's view as to the Company's performance as it continued to have significant operating losses before the goodwill impairment. The presentation does not mask any trends.

On this basis, the Company does not propose to make any changes to the presentation in its 2008 financial statements; however, for the Company's 2009 financial statements, the Company will add a note to a US GAAP reconciliation stating that the impairment would be included in operating loss under US GAAP.

Item 19. Exhibits
Exhibit 23.1. Consent of PricewaterhouseCoopers LLP

9. With regards to your response to prior comment 13, please include an updated consent from your independent auditors when you file the Form 20-F/A.

The Canadian short-form prospectus included in the Company's F-10/A registration statement has ceased to be effective by its terms under applicable Canadian securities laws. The Company has no further contractual obligations to keep the securities that had been registered thereunder registered. As such, the Company has deleted the reference to Exhibit 23.1 in Item 19- Exhibits in the attached red-lined version of the Form 20-F Amendment because such auditor consent is no longer required.

We trust that the foregoing is responsive to the Comment Letter, which the Company has found helpful.

Yours truly,

"Daniel D. Dex"

Daniel D. Dex
for LANG MICHENER LLP

cc: PNI Digital Media Inc.
Attention: Simon Bodymore

Schedule A

The Company's proposed revised revenue recognition accounting policy

Revenue

The Company provides online and in-store digital media solutions to retailers and content providers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services).  The Company also provides professional services and sells software products to retailers.

Through Network Services, the Company's customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers.  The Platform provides a transaction and order routing tier which delivers orders placed at online sites, kiosks or third party software to the Company customers' production facilities for delivery to end consumers.  Through the Platform, customers are able to store, edit, archive, distribute and print photographs.  The Company does not print the content, but may act as an agent for certain retailers for certain consumer deliverables.  The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, initial integration of the software into the customer's environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract.  The Company accounts for the Network Services as a single unit of accounting.

The Company provides professional services in addition to the initial integration services to make changes to the customer's website and branded environment and to provide email marketing programs to customers. The Company sells software to retailers, which is resold to end users allowing them to edit, share and order prints from digital images. The Company does not provide any post-contract support for these software products.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

  Fixed upfront fees related to Network Services are recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period which has been estimated to be 24 to 36 months.  The fixed upfront fees are included in installation fees. Monthly fixed fees per connected location are recognized monthly and are included in membership fees.  Fees based on the number of transactions or uploads or a percentage of customer revenue are contingent in nature and are recognized at the time the transactions or uploads occur or the customer revenue is earned.  These fees are included in transaction fees.   Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are contingent in nature based upon storage capacity needs and are recognized as the storage is provided and are included in archive fees.

  Professional services are recognized when the services are completed and included in professional fees.

  Software products are recognized when the products are delivered to the customer and included in installation fees.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.